Tenaris S.A. 29, Avenue de la Porte- Neuve L — 2227 LUXEMBOURG

October 8, 2019

Mr. Ameen Hamady,

Division of Corporation Finance,

Office of Manufacturing and Construction

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549-4631.

Re:	Tenaris S.A.

Form 20-F for the Fiscal Year Ended December 31, 2018

Filed April 3, 2019

File No. 1-31518

Dear Mr. Hamady:

Set out below is the response of Tenaris S.A. (“Tenaris” or the “Company”), to the comment of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in its letter (the “Comment Letter”) dated September 29, 2019, to the Company’s Chief Financial Officer, Ms. Alicia Mondolo. The response below is keyed to the heading indicated in the Staff’s comment and is designated with the letter “R” below the comment number. The comment is set forth in boldface type.

II Accounting Policies

R Revenue Recognition, page F-20.

1.	We note your response to our comment number 1 from our letter dated August 27, 2019 and have the following additional comments:

•	Confirm that your future filings will include substantially similar information in order to meet the disclosure requirements of paragraphs 119, 123 and 124 of IFRS 15;

•

Ensure your expanded disclosures clarifies what you mean by “time elapsed is considered taking into account the number of goods stored, average cost and time of storage” as it relates to your storage services; and

•

Tell us the amount of service revenue recognized in each period presented, and explain to us your consideration of IFRS 15.B87-B89 related to disclosure of revenues disaggregated by products and services.

R:

The Company acknowledges the Staff’s comment and confirms that in future filings it will include similar information in order to meet the disclosure requirements of paragraphs 119,123 and 124 of IFRS 15.

The Company will also ensure that in expanded disclosures the Company clarifies what it means by “time elapsed is considered taking into account the number of goods stored, average cost and time of storage” as it relates to Tenaris’s storage services. The Company expects to include the following disclosure on its financial statements: “For certain customers, the Company provides storage services in owned or third-party warehouses, subject to a variable fee to be invoiced. This fee is determined based on the time the customer maintains the material in the warehouse and the amount of material stored. For example, to quantify the amount to be invoiced in any given month, the monthly average fee of storage per ton is multiplied by the monthly average stock stored (in tons)”.

Finally, the Company informs the Staff that the amount of services recognized separately in each period amounted to $203 million in 2018, $191 million in 2017 and $ 253 million in 2016 (3%, 4% and 6% of total sales, respectively), broken down by type of service as follows:

Type of Service (Usd Mln)	Year 2018	Year 2017	Year 2016
Pipe Management Services	172	168	229
Field Services	31	24	24

Total Services	203	191	253

Under our RigDirect scheme, contracts for the sale of goods to customers may include pipe management and field services, by which the Company offers an integral supply chain to its customers.

The Company advises the Staff that it has considered the guidance included in IFRS 15.B87-B89 in determining the disclosure of disaggregated revenues. In particular, the Company evaluated the impact of differences in the nature, amount, timing and uncertainty of revenue and cash flows in determining which are the most relevant classifications and disclosures for the users of the financial statements.

Specifically with respect to services, the Company concluded that it was not relevant to disclose revenue information disaggregated by products and services for the following reasons:

•

services are rendered in connection with the sale of goods (mainly steel pipes) and attached to contracts with customers for the sale of goods (e.g., there are no significant services rendered to customers that are not linked to a sale of goods);

•	a significant portion of services revenue is rendered and recognized in the same period as the goods sold (e.g. services are usually rendered in the same month the goods are delivered); and

•

there are no significant different uncertainties in the revenues and cash flows of the goods sold and services rendered, as they are included in the same contract, with the same counterparty, and subject to the same uncertainties (e.g., acceptance of the goods and related services)

Furthermore, the Company confirms the Staff that disaggregated information about revenues for goods sold and services rendered has not been included in:

•	disclosures presented outside the financial statements;

•	information regularly reviewed by the chief operating decision maker for evaluating the financial performance of operating segments; nor

•

other information that is similar to the type of information identified above and that is used by the Company or users of the Company’s financial statements to evaluate the Company’s financial performance or make resource allocation decisions.

In addition, the Company respectfully advises the Staff that, based on its assessment of IFRS 15.B87-B89, revenue information is disclosed in our financial statements on a disaggregated fashion based on the following categories: (i) geographical region, (ii) market or type of customer (i.e., government and non-government customers), (iii) contract duration, and (iv) timing of transfer of goods or services (see Note II “Accounting Policies ” - “R. Revenue recognition; and Note IV “Other Notes to The Consolidated Financial Statements” – “Note 1 Segment Information” to the Company’s Consolidated Financial Statements). The Company considers that these factors best depict the nature, amount, timing and uncertainty of revenue and cash flows derived from its contracts with customers.

* * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. In addition, the Company acknowledges that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this letter, please feel free to call Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7510. He may also be reached by facsimile at (202) 956-6974 and by e-mail at risoleor@sullcrom.com.

Very truly yours,

/s/ Alicia Mondolo
Alicia Mondolo
Chief Financial Officer

cc:	Jeanne Baker
(Securities and Exchange Commission)

Fabrice Goffin
(PricewaterhouseCoopers)

Cristian J. P. Mitrani
(Mitrani, Caballero & Ruiz Moreno)

Robert S. Risoleo (Sullivan & Cromwell LLP)

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